Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156
May 10, 2012

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated April 26, 2012, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff's comments, enclosed herewith please find Aetna's response. For ease of reference, the Staff's comments have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure

Enclosure - Response to the Staff's comments to Aetna contained in letter dated April 26, 2012
Staff Comment Reprinted in Italic Text - Aetna Response Follows

Exhibit 13.1 2011 Aetna Annual Report, Financial Report to Shareholders
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition and Allowance for Estimated Terminations and Uncollectable Accounts,

1.
Please provide us proposed disclosure to be included in future periodic reports that quantifies the percentages of the premiums and enrolled customers that are subject to the minimum medical loss ratio rebates and the amount of rebates you recorded against net revenues during 2011 and in what line item the rebate accrual is reflected in balance sheet. Furthermore, please also discuss how the medical loss ratio is calculated and used differently from the medical benefit ratio.

Our Response:

Our obligation to pay minimum medical loss ratio (“MLR”) rebates arises under the Patient Protection and Affordable Care Act (the “Act”). As discussed in Critical Accounting Estimates on page 25 of Exhibit 13.1 to our 2011 Annual Report on Form 10-K, we estimate minimum MLR rebates by projecting MLRs using reported premiums and claims that are modified for certain adjustments (e.g., taxes, assessments, and quality improvement activities) allowed by the Act, including a statistical credibility adjustment for those states where the enrolled number of members is not statistically credible. MLRs are a regulatory measurement prescribed by the Act to determine minimum MLR rebates.

Our Medical Benefit Ratios (“MBRs”) on the other hand are calculated by dividing reported health care costs by reported health care premiums, determined in accordance with U.S. generally accepted accounting principles, and include the effect of any estimated minimum MLR rebate obligation. MBRs are a key operating measure used by management to assess our business performance. The impact of minimum MLR regulations is reflected in the MBR, whether through an explicit rebate accrual, which reduces health care premiums, or by virtue of pricing the business to reflect the minimum MLR regulations. As a result, a given MBR can occur whether or not a rebate accrual exists, and therefore the amount of the minimum MLR rebate accrual is neither relevant nor meaningful to the understanding of our financial results. However, in response to your request we note that minimum MLR rebates had a less than 75 basis point impact on our full year 2011 total Medical Benefit Ratio, and our accrual for estimated minimum MLR rebates is reflected in policyholders' funds on our balance sheet.

Considering the above, we respectfully submit that the appropriate disclosure is the information management uses to assess our business performance, which is our MBR. Disclosures of the amounts accrued for estimated minimum MLR rebates and the percentages of the premiums and enrolled customers subject to the minimum MLR rebates would not be meaningful to the users of our financial statements. Additionally, as noted above, minimum MLR rebates did not have a material impact on our full year 2011 total Medical Benefit Ratio.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 73

2.
You state here that you record your exposure to ASC guarantees when it becomes probable that an obligation has arisen under the terms of a guarantee. Please provide us your accounting analysis demonstrating how your policy complies with GAAP. In addition, tell us:

•
How your fees for contracts subject to these guarantees that you recognize over the period the service is provided are fixed or determinable as discussed in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition;

•	For each of the last three years, the portion of your ASC fees subject to guarantees and the maximum percentage range of these fees that is at risk for reimbursement; and

•	The amounts you accrued for the obligation at the end of each of the last three years.

Our Response:

We account for administrative services contract (“ASC”) performance guarantees in accordance with the guidance in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition and, by analogy, Financial Accounting Standards Board Accounting Standards Codification 605-15.

Some of our ASC contracts include performance guarantees. As we disclose on page 73 of Exhibit 13.1 to our 2011 Annual Report on Form 10-K, our performance guarantees are with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that the ASC customers' benefit claim experience will fall within a specified range. The metrics underpinning our performance guarantees are specifically stated in the underlying ASC contract and are standard operating measures that we use to monitor our business performance. We have policies and procedures in place to monitor the large volume of homogeneous transactions that determine these metrics on a regular basis, in some cases daily. Because these metrics are standard operating measures, it is customary for us, as well as others in our industry, to offer performance guarantees based on one or more of such metrics in certain of our ASC contracts.

Our ASC contracts specify a fixed service fee, and any performance guarantee which may apply, at the outset of the contract period. Until such time as actual experience data is available, we estimate our obligations under our performance guarantees using extensive, Aetna-specific historical experience with the transactions we monitor to make reliable estimates of the performance metrics that underlie the guarantees. We report revenue from our ASC contracts net of our estimated performance guarantee obligations.

Approximately 6% of our total revenues were earned under contracts that were subject to performance guarantees for each of the three years 2011, 2010 and 2009. The maximum amount of ASC fees that were at risk was approximately 2% of our total revenues for each of the three years 2011, 2010 and 2009. To put this data in context, we note that performance guarantees of any significant amounts are rarely triggered because they are meant to protect our ASC customers against uncommon events such as major disruptions in our claim or medical management operations. As a result, the actual historical impact of performance guarantees on our reported revenues has been insignificant compared to the potential exposure suggested by the above percentages. In addition, our accrual for performance guarantee obligations for each of the last three years was less than one quarter of one percent of our total revenues.